Exhibit 99.1

December 27, 2022

MEDIROM Healthcare Technologies Inc.

Reports Financial Results for the Six Months Ending June 30, 2022 and

Provides Corporate Update

New York – December 27, 2022 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM, “MEDIROM” or the “Company”), a leading holistic health services provider in Japan, today announced its interim financial results for the six months ended June 30, 2022. Provided below is a discussion and analysis of the Company’s financial condition and results of operations, along with the related unaudited and unreviewed consolidated interim financial statements of the Company, for the six months ended June 30, 2022.

The accompanying condensed consolidated interim financial statements are unreviewed and unaudited, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 312 (as of November 30, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health-tech business, and launched new healthcare programs using on-demand training app called "Lav®", which is developed by the company. MEDIROM also entered the device business in 2020 and started mass production and shipments of a smart tracker "MOTHER Bracelet®". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

Contacts:

Investor Relations Team

ir@medirom.co.jp

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENT	1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	2
Overview	2
Key Financial Definitions and Non-U.S. GAAP Measures	3
Half-year Progress of Key Performance Indicators	5
Factors Impacting our Operating Results	7
Assessment of Impact of the COVID-19 to the Company’s Business Operations	7
Operating Results	8
Liquidity and Capital Resources	11
Critical Accounting Estimate	13
Recent Developments	13
RISK FACTORS	13
INTERIM FINANCIAL STATEMENTS (UNAUDITED AND UNREVIEWED)	F-1
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED AND UNREVIEWED)	F-2
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED AND UNREVIEWED)	F-3
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED AND UNREVIEWED)	F-4
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED AND UNREVIEWED)	F-5
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED AND UNREVIEWED)	F-7

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this interim report of the Company for the six months ended June 30, 2022, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this interim report under the heading “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this interim report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report include:

•	our ability to attract and retain customers;

•	our ability to successfully enter new markets and manage our business expansion;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to compete in the relaxation salon market;

•	our expectations regarding our customer growth rate and the usage of our services;

•	our ability to increase our revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

•	our future business development, results of operations and financial condition; and

•	the regulatory environment in which we operate.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this interim report. The forward-looking statements contained in this interim report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this interim report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this interim report speaks only as of the date of this interim report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise, after the date of this interim report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited and unreviewed condensed consolidated interim financial statements and related notes thereto, included elsewhere in this interim report. The accompanying condensed consolidated interim financial statements are unreviewed and unaudited, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report, particularly in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this interim report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥135.690 = US$1.00, which was the foreign exchange rate on June 30, 2022 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a "healthtech" segment.

Our Company was originally incorporated in Japan in 2000. In 2018, we established three wholly-owned subsidiaries, Bell Epoc Wellness Inc. (BEW), JOYHANDS WELLNESS Inc., and Medirom Human Resources Inc. (MHR), and acquired our fourth wholly-owned subsidiary, Decollte Wellness Corporation (DCW). In December 2020, the Company listed its ADSs representing its common shares on The Nasdaq Capital Market. In May 2021, we acquired our fifth wholly-owned subsidiary, SAWAN Co. Ltd (SAWAN). We are a joint-stock corporation incorporated in Japan under the Companies Act. In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain parts of our wholly-owned subsidiaries by business functions. As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity. As a result of the merger between DW and BEW, BEW (currently known as Wing Inc.) now operates the salons previously owned by DW, and since July 1, 2021, it has been managing a majority of our relaxation salon operations, excluding those located in spa facilities or under “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc. (BJP), which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW. In October 2021, we acquired 60% of the ownership interest in ZACC, a high-end hair salon company, and acquired the remaining 40% of the ownership interest in ZACC in January 2022.

The Company’s principal operating subsidiaries as of June 30, 2022 are as follows:

	Jurisdiction	Percentage Interest Held
Bell & Joy Power Partners Inc.	Japan	100%
WING Inc.	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%

Our principal business is to own, develop, operate, manage, and support relaxation salons through the franchising and direct ownership of such salons throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment (retail); (2) Luxury Beauty Segment (retail); and (3) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

As of June 30, 2022, the Relaxation Salon Segment has 307 locations across Japan, located within the country’s major cities. The Relaxation Salon Segment is our core business and accounted for ¥2,816 million (US$20.8 million), or 89.5% of our total revenue for the first half of 2022, and ¥2,111 million (US$15.6 million) or 99.2% for the same period of 2021.

The Luxury Beauty Segment is a new business line acquired in October 2021, and operates high brand beauty salons in the central areas of Tokyo. The Luxury Beauty Segment accounted for ¥289 million (US$2.1 million), or 9.2% of our total revenue for the first half of 2022.

The Digital Preventative Healthcare Segment is a growing business line and accounted for roughly 1% of our total revenue for first half of 2021 and 2022. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Bracelet® which works without charging.

Our current strategy is to grow our business through development of, and to continue to expand the number of our directly-operated salons in a deliberate and measured manner. In addition, we will seek to acquire existing franchised salons that meet our criteria for demographics, site attractiveness, proximity to other salons, and other suitability factors. At the same time, the Company has been implementing a new business model to sell our directly-owned salons to investors while continuously operates the sold salons on behalf of the investors. We believe this new business model can contribute to our revenue growth, profitability, as well as capital efficiency.

Key Financial Definitions and Non-U.S. GAAP Measures

Revenue.   Revenue consists of the following items: revenue from directly-operated salons, franchise revenue, and other revenues.

Cost of Revenue.   The total cost of delivering services to customers consists of the following items: cost of goods sold, subcontract expenses, cost of franchise royalty and affiliation revenue, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization, gain/loss from asset retirement obligation, interest expenses for asset retirement obligation, business consignment expenses, and others.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses, or SG&A, includes the costs to sell and deliver services and the costs to manage the company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, and others.

Impairment Loss on Long-lived Assets. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. If the assets are not deemed to be recoverable, an impairment is recorded if the fair value of the asset grouping is less than the carrying value.

Non-U.S. GAAP Measures

Financial Expense and Income.   We define financial expense and income as dividend income plus interest income less interest expense and use it to measure net financial burden of our borrowings.

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long-lived assets and (x) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. Prior to 2021, we did not recognize any stock-based compensation expense. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors, and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

Adjusted EBITDA Margin.   Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

CAPEX.   Capital expenditure, or CAPEX, is the sum of investment amounts on tangible fixed assets and intangible assets during the period. These investment activities consist of acquisitions of property and equipment, acquisitions of businesses, and cost additions to internal use software. CAPEX—paid-out cash basis is the cash amount actually paid during the period to the CAPEX investments defined above, while CAPEX—paid-out cash plus future payment obligation basis is the sum of CAPEX—paid-out cash basis and the unpaid but obliged to pay amounts in the future to the same capital investments which remain on our consolidated balance sheet as accounts payable or accrued expenses.

Half-year Progress of Key Performance Indicators

In assessing the performance of our relaxation business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our relaxation salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ relaxation salons.

These key indicators include:

•	Number of Salons. Directly-operated salons, and franchisees’ relaxation salons.

•	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available.

•	Total Customers Served. The number of customers serviced at relaxation salons (other than JOYHANDS WELLNESS and certain other salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available).

•	Sales Per Customer. The ratio of total salon sales to number of treated customers at relaxation salons (other than JOYHANDS WELLNESS and certain other salons for which comparative financial and customer data is not available).

•	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

•	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

The following table sets forth the above key performance indicators from January 2020 to June 2022:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer	Repeat Ratio	Operation Ratio
Jan-20	286	222	64,914	6,164	81.8%	46.7%
Feb-20	286	222	61,307	6,235	83.3%	45.5%
Mar-20	288	222	52,612	6,313	85.0%	38.9%
Apr-20	290	224	13,381	6,209	88.0%	19.7%
May-20	289	222	19,451	6,244	84.5%	29.0%
Jun-20	289	221	51,686	6,234	81.2%	40.8%
Jul-20	288	221	60,964	6,276	80.6%	43.3%
Aug-20	284	221	66,464	6,351	80.4%	47.5%
Sep-20	284	221	64,809	6,245	80.2%	48.1%
Oct-20	291	221	65,820	6,269	80.3%	47.0%
Nov-20	291	220	63,993	6,312	80.7%	47.6%
Dec-20	290	221	64,649	6,486	82.6%	48.2%
Jan-21	302	218	56,557	6,443	84.0%	44.6%
Feb-21	302	218	56,370	6,443	83.0%	47.6%
Mar-21	303	217	62,441	6,352	81.9%	47.0%
Apr-21	301	219	63,682	6,250	81.4%	46.3%
May-21	313	212	66,604	6,370	80.6%	48.7%
Jun-21	313	219	68,069	6,350	81.2%	48.6%
Jul-21	314	220	70,912	6,498	81.0%	48.1%
Aug-21	315	221	66,323	6,592	81.3%	46.5%
Sep-21	316	221	65,130	6,428	82.0%	46.7%
Oct-21	316	221	68,608	6,486	83.3%	48.9%
Nov-21	316	221	65,569	6,466	81.9%	47.7%
Dec-21	312	221	71,173	6,634	81.7%	50.5%
Jan-22	312	221	62,747	6,570	82.4%	48.2%
Feb-22	310	219	54,443	6,662	83.8%	46.4%
Mar-22	310	217	61,417	6,595	82.4%	46.5%
Apr-22	309	232	69,986	6,616	82.0%	48.3%
May-22	308	232	77,291	6,461	79.6%	50.1%
Jun-22	307	231	73,259	6,511	80.4%	50.3%

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, issues related to the COVID-19 pandemic in Japan and elsewhere, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.  According to the 2022 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We believe that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons, which industry trends, as we believe, may benefit us if realized.

Our Achievements.  We reported major Key Performance Indicators, or KPIs, for the half-year ended June 30, 2022. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The number of our salons decreased by 6 stores to 307 as of June 30, 2022 from 313 stores as of June 30, 2021. The decrease in the number of salons is primarily attributed to shutdown of non-performing salons.

Total number of customers served was 399,143 in the half-year ended June 30, 2022, compared to 373,723 in the half-year ended June 30, 2021. This was primarily due to the contribution from the acquisitions of SAWAN in May 2021 and recovery of customer demand from COVID-19 pandemic.

Average sales per customer was JPY6,563 in the half-year ended June 30, 2022, increased from JPY 6,365 in the half-year ended June 30, 2021, primary due to an increase in average service minutes per customer as a result of our marketing campaigns and related efforts and a decrease in or discontinuation of certain promotional discounts. These figures exclude visitors to our JOYHANDS WELLNESS salons located in spa facilities and other newly developed salons for which data is not available.

Average repeat ratio, a measure of repeat customers, was 81.6% in the half-year ended June 30, 2022, and remained stable compared to 81.9% in the half-year ended June 30, 2021.

Average operation ratio increased to 48.41% in the half-year ended June 30, 2022 from 47.17% in the half-year ended June 30, 2021.

New Business.  In our Digital Preventative Healthcare Segment, we have been involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan. With respect to our MOTHER Bracelet®, which we believe is the first self-charging wearable activity device in the world we have started the manufacturing of MOTHER Bracelet® in the first half of 2022 and the first batch of products was shipped to customers in March 2022.

Assessment of Impact of the COVID-19 to the Company’s Business Operations

The global outbreak of COVID-19 impacted Japan again over the first quarter of 2022. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. During the period, the COVID-19 pandemic has affected our business operations and liquidity position. However, since the second quarter of 2022 to date, though the number of reported cases still has been high, we believe that the recovery trend has been steady.

Operating Results

Comparison of the Results for the Six Months Ended June 30, 2022 and June 30, 2021

Consolidated Statement of Income Information (Unaudeted and unreviewed):	Six months ended June 30,			Change (2022 vs 2021)
(In thousands, except change % data and Adjusted EBITDA margin )	2022($)	2022(¥)	2021(¥)	$	¥	%
Revenues:
Relaxation Salon	$20,756	¥2,816,324	¥2,110,561	$16,329	¥705,763	33.4%
Luxury Beauty	2,128	288,684	—	1,470	288,684	—%
Digital Preventative Healthcare	310	42,037	16,918	159	25,119	148.5%
Total revenue	23,194	3,147,045	2,127,479	17,958	1,019,566	47.9%
Cost of revenues and operating expenses:
Cost of revenues	17,181	2,331,250	1,768,907	9,393	562,343	31.8%
Selling, general and administrative expenses	7,145	969,503	840,760	6,549	128,743	15.3%
Impairment loss on long-lived assets	9	1,173	—	(376)	1,173	―	%
Total cost of revenues and operating expenses	24,335	3,301,926	2,609,667	15,566	692,259	26.5%
Operating loss	(1,141)	(154,881)	(482,188)	2,392	327,307	(67.9)%
Other income (expenses):
Dividend income	0	2	2	—	0	0.0%
Interest income	3	357	506	(4)	(149)	(29.4)%
Interest expense	(42)	(5,707)	(6,683)	11	976	(14.6)%
Gain from bargain purchases	―	―	1,014	―	―	(100.0)%
Other, net	10	1,375	20,798	(557)	(19,423)	(93.4)%
Total other income	(29)	(3,973)	15,637	(550)	(19,610)	(125.4)%
Income tax (benefit) expense	167	22,687	55,219	5,763	(32,532)	(58.9)%
Net loss	(1,337)	(181,541)	(521,770)	(3,921)	340,229	(65.2)%
Adjusted EBITDA(1)	$(400)	¥(54,270)	¥(291,601)	$4,194	¥237,331	(81.4)%
Adjusted EBITDA margin(2)	(1.7)%	(1.7)%	(13.7)%	―	―	12.0	pt.

(1)	For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconsiliation of non-GAAP measures (Unaudited and unreviewed):	Six months ended June 30,
(in thousands, except Adjusted EBITDA margin	2022($)	2022(¥)	2021(¥)	2020(¥)
Net loss	$(1,337)	¥(181,541)	¥(521,770)	¥(442,971)
Dividend income and interest income	(3)	(359)	(508)	(676)
Interest expense	42	5,707	6,683	6,076
Gain from bargain purchases	―	―	(1,014)	(1,624)
Other, net	(10)	(1,375)	(20,798)	(14,142)
Income tax expense (benefit)	167	22,687	55,219	19,030
Operating income	$(1,141)	¥(154,881)	¥(482,188)	¥(434,307)
Depreciation and amortization	666	90,418	39,631	33,105
Losses on sales of directly-owned salons to franchisees	―	―	49	65
Losses on disposal of property and equipment, net and other intangible assets, net	66	9,020	1,967	26,913
Impairment loss on long-lived assets	9	1,173	―	―
Stock-based compensation expense*	―	―	148,940	(374,224)
Adjusted EBITDA	$(400)	¥(54,270)	¥(291,601)	¥(374,224)
Adjusted EBITDA margin	(1.7)%	(1.7)%	(13.7)%	(27.6)%

* We recognized no stock compensation expense in the six months ended June 30, 2022.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Revenues

Revenues derived from our Relaxation Salon Segment were JPY2,110,561 thousand (US$15,554 thousand) for the six months ended June 30, 2021, and JPY2,816,324 thousand (US$20,756 thousand) for the six months ended June 30, 2022.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. For the six months ended June 30, 2021, our revenue from directly-operated salons was JPY1,421,413 thousand (US$10,475 thousand), all of which were derived from the operations of our directly-operated salons, and our revenue from directly operated salons for the six months ended June 30, 2022 was JPY2,235,465 (US$16,475 thousand), which consists of revenue derived from the operations of our directly-operated salon of JPY1,803,620 thousand (US$13,292 thousand) and revenue from the sales of directly-owned salons to investors of JPY431,845 thousand (US$3,183 thousand), which sales were part of our new business model which we commenced in December 2021.

The revenue from franchising was JPY689,148 thousand (US$5,079 thousand) in the six months ended June 30, 2021, and JPY 580,859 thousand (US$4,281 thousand) in the six months ended June 30, 2022. This decrease was primarily due to the continued implementation of our strategy to acquire certain franchised salons which became our directly-owned salons.

The primary factors for the increase in revenues from Relaxation Salon Segment in the six months ended June 30, 2022 compared to the same period in 2021 were increase in the number of customers per salon and increase in the price per customer as well as our continued sales of previously directly-operated salons to investors. Despite the continuous impact from the COVID-19 pandemic in the first quarter of 2022, we have witnessed a solid recovery in the number of customers. We had customer visits of 399,143 in the six months ended June 30, 2022, compared to 373,723 in the six months ended June 30, 2021. During the six months ended June 30, 2022, we sold 14 salons to investors for an aggregate of proceeds of JPY431,845 thousand (US$3,183 thousand).

Average sales per customer was JPY6,563 in the six months ended June 30, 2022, increased from JPY 6,365 in the six months ended June 30, 2021, primary due to an increase in average service minutes per customer as a result of our marketing campaigns and related efforts and a decrease in or discontinuation of certain promotional discounts. These figures exclude visitors to our JOYHANDS WELLNESS salons located in spa facilities and other newly developed salons for which data is not available.

The revenue from our Preventative Healthcare Segment increased by 148.5% to JPY42,037 thousand (US$310 thousand) in six months ended June 30, 2022 from JPY16,918 thousand (US$125 thousand) in the six months ended June 30, 2021, primarily as a result of revenue recognition of deferred revenue of MOTHER Bracelet® from cloud funding and an increase in the number of participants in the Health Guidance Program during the recovery from COVID-19 pandemic.

Revenue from our Luxury Beauty Segment was JPY288,684 thousand (US$2,128 thousand) in the six months ended June 30, 2022, as a result of the acquisition of ZACC in October 2021. We did not generate any revenue under the Luxury Beauty Segment in the six months ended June 30, 2021 as the Luxury Beauty Segment did not exist then.

Cost of Revenues

For the six months ended June 30, 2021 and 2022, the cost of revenues was JPY 1,768,907 thousand (US$13,036 thousand) and JPY2,331,250 thousand (US$17,181 thousand), respectively. The cost to revenue ratio dropped from 83.1% for the six months ended June 30, 2021 to 74.1% for the comparable period in 2022, primarily due to the increases in revenue outpacing the increase in costs due to the fixed nature of costs.

Selling, General, and Administration Expenses

For the six months ended June 30, 2021 and 2022, the selling, general, and administration expenses were JPY840,760 thousand (US$6,196 thousand) and JPY969,503 thousand (US$7,145 thousand), respectively. The increase in the six month period in 2022 was primarily due to increases in payroll expense, directors’ compensation, and commission fees, which were due to increased business activities as we continued to recover from COVID-19 pandemic, and amortization of customer relationship, trade names, and trademarks resulting from the acquisitions of SAWAN and ZACC in 2021. The percentage of selling, general, and administration expenses out of our total revenue in the six months ended June 30, 2021 and 2022 was 39.5% and 30.8%, respectively.

Interest Expense

Interest expense slightly decreased in the six months ended June 30, 2022 compared to that of the same period in 2021 due to progress in repayments of borrowings until June 30, 2022.

Gain from Bargain Purchase

For the six months ended June 30, 2022, we did not recognize any gain from bargain purchases, while we recognized such gains amounting to JPY1,014 thousand (US$7.5 thousand) during the same period in 2021 in connection with our acquisition of one salon.

Other Income—Net

Other income decreased from JPY20,798 thousand (US$153 thousand) in the six months ended June 30, 2021 to JPY1,375 thousand (US$10 thousand) in the six months ended June 30, 2022, primarily as a result of the fluctuations in the exchange rate between Japanese yen and US dollar. We recognized foreign exchange losses of JPY28,063 thousand (US$207 thousand) for the six months ended June 20, 2022, while we recognized foreign exchange gains of JPY15,910 thousand (US$117 thousand) during the same period in 2021, due to depreciation of Japanese yen against US dollar.

Income Tax Expense

Income tax expense decreased to JPY22,687 thousand (US$167 thousand) for the six months ended June 30, 2022 from JPY55,219 thousand (US$407 thousand). This was mainly due to no deferred tax expense recorded for 2022 whereas JPY42,279 thousand (US$312 thousand) incurred for 2021. The fluctuation in deferred tax expense was driven primarily due to the fact that we have provided a full valuation allowance against all of our deferred tax assets as of December 31, 2021 and continued to have a full valuation allowance against all of our deferred tax assets as of June 30, 2022, as this situation is not expected to change materially as of June 30, 2022. Since we fully expensed the entire amount of the deferred tax assets as valuation allowance as of December 31, 2021, the valuation allowance on the deferred tax assets newly expensed as of June 30, 2022 was less than the amount as of June 30, 2021.

Net Income and Adjusted EBITDA

Our consolidated net loss in the six months ended June 30, 2022 was JPY181,541 thousand (US$1,337 thousand), or (5.8)% of our consolidated revenue, while our consolidated net loss for the comparable period in 2021 was JPY521,770 thousand (US$3,845 thousand), or (24.5)% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA improved from a loss of JPY(291,601) thousand (US$(2,149) thousand) in the six months ended June 30, 2021 to a loss of JPY(54,270) thousand (US$(400) thousand) for the comparable period in 2022, resulting in Adjusted EBITDA margins of (1.7)%, and (13.7)% for the six months ended June 30, 2022 and 2021, respectively. The key factors behind this, in addition to changes described above, included that we didn’t recognize any stock compensation expense during the six months ended June 30, 2022 for the 8th and 9th series of stock option plans granted in October 2020, which had been recognized in the same period in 2021, and an increase in depreciation and amortization expenses due to new development of salons and acquisitions of businesses.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of June 30, 2022, our cash and cash equivalents were JPY100,718 thousand (US$742 thousand). We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, development of new software for new business and/or internal use, our daily operations, working capital and debt service.

Going concern

In the six months ended June 30, 2022, we experienced negative cash flows from operations. In addition, we have had losses from operations since 2020, and have had a working capital deficit and an accumulated deficit for the years ended December 31, 2021 and 2020.

In evaluating our ability to continue as a going concern, management considered the conditions and events which could raise substantial doubt about our ability to continue as a going concern for one year after the unaudited and unreviewed condensed consolidated financial statements for the six months ended June 30, 2022 are issued. Management considered our current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and our conditional and unconditional obligations due. As such, we expect that our cash and cash equivalents as of June 30, 2022 of JPY100,718 thousand will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months after the date of this interim report and that we would require additional capital in the future. Management believes that we will be able to raise capital in the short-term through the continued sales of directly-owned salons to investors. We may also consider obtaining additional financing through the issuance of our common stock or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. However, there are no assurances that we will be successful.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

Consolidated Statement of Cash Flow Information (Unaudited and unreviewed):	Six Month ended June 30,
(In thousands)	2022($)	2022(¥)	2021(¥)
Net loss attributable to shareholders	$(1,338)	¥(181,541)	¥(521,770)
Net cash used in operating activities	(2,111)	(286,383)	(348,266)
Net cash generated from (used in) investing activities	1,660	225,277	(410,250)
Net cash used in financing activities	(1,539)	(208,793)	(326,267)
Net decrease of cash and cash equivalents during the period	(1,989)	(269,899)	(1,084,783)
Cash and cash equivalents at beginning of period	$2,731	¥370,617	¥1,439,733
Cash and cash equivalents at end of period	$742	¥100,718	¥354,950

Operating Activities

Net cash flows used in operating activities improved from a usage of JPY348,266 thousand (US$2,567 thousand) in the six months ended June 30, 2021 to JPY286,383 thousand (US$2,111 thousand) during the six months ended June 30, 2022, primarily due to a decrease in net loss primarily adjusted for depreciation and amortization and changes in operating assets and liabilities, with additional reclassification of proceeds from sales of directly-owned salons from cash flows generated from operating activities to cash flows generated from investing activities.

Investing Activities

Net cash flows generated from (used in) investing activities improved from a usage of JPY410,250 thousand (US$ 3,023 thousand) in the six months ended June 30, 2021 to generation of JPY225,277 thousand (US$1,660 thousand) in the six months ended June 30, 2022, primarily due to reclassification of proceeds from sales of directly-owned salons to cash flows generated from investing activities, partially offset by acquisitions of property and equipment and development of internal use software.

Financing Activities

Net cash flows used in financing activities improved from JPY326,267 thousand (US$2,405 thousand) in the six months ended June 30, 2021 to JPY208,793 thousand (US$1,539 thousand) in the six months ended June 30, 2022, due to the acquisition of non-controlling interest of ZACC, repayment of long-term borrowings, partially offset by proceeds from issuance of corporate bond.

Credit Facilities and Corporate Bonds

As of June 30, 2022, we have 21 business loans outstanding from four Japanese financial institutions. The balance on the outstanding loans as of June 30, 2022 was JPY802,693 thousand (US$5,916 thousand), with a fair value of JPY799,229 thousand (US$5,890 thousand) presented on the balance sheet, with interest rates ranging from 0.21% to 3.30%, and a weighted average interest rate of 0.40%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 10 of our 21 outstanding loans for a total amount of JPY244,235 thousand (US$1,800 thousand). Mr. Kazuyoshi Takahashi (“Mr. Takahashi”), the representative director of ZACC, is also the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC, but he has not been released from the guarantor position after the acquisition. As of June 30, 2022, the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY90,053 thousand (US$664 thousand).

We issued certain corporate bond in an aggregate principal amount of JPY50,000 thousand (US$434 thousand) to Mr. Takahashi on May 10, 2022 with an interest rate of 5% per annum. The bond was unsecured and with a maturity date of August 15, 2022. On August 15, 2022, we issued a second corporate bond in an aggregate principal amount of JPY40,000 thousand (US$347 thousand) to Mr. Takahashi. The second bond will mature on December 31, 2022, with all the other terms being substantially the same as the first bond.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened Company-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we usually borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Critical Accounting Estimates

There have been no changes to our critical accounting policies and estimates as described in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on November 14, 2022.

Recent Developments

Pursuant to the Settlement Act, issuers of prepaid cards are required to maintain net assets of more than ¥100 million. As of June 30, 2022, our net assets have fallen below JPY100 million under Japanese GAAP (“JGAAP”) on a standalone basis, and we are in consultation with the regulatory authority of the date of this interim report.

Since October 1, 2022, we have started trial renewal of our primary service lines at six of our directly-operated salons to test market acceptance of our new pricing structure, which reflects increases in wages and other operating expenses. We are targeting to implement the new pricing at all of our directly-operated salons under Re.Ra.Ku brand in the first half of 2023.

We have continued to sell our directly-owned salons to investors under the new business model, and between July 1 and November 30, 2022, we sold seven salons for an aggregate of proceeds of JPY327 million (US$2.4 million). In addition, we have signed the contracts to sell two additional salons for an aggregate of proceeds of JPY128 million, the sales of which are expected to close on December 31, 2022, and is under negotiation to sell two more salons.

On December 9, 2022, we announced the entry into a Capital Alliance Agreement with Kufu Company Inc. and an agreement to issue convertible corporate bonds in the aggregate principal amount of JPY500 million (US$3.7 million) to Kufu Company Inc., which transaction is expected to close on December 28, 2022, after the mandatory public notification period under Japanese law, and subject to the satisfaction or waiver of certain closing conditions, which include our filing of this interim report for the six months ended June 30, 2022.

In addition, we expect to become ready for large-scale production of MOTHER Bracelet® in the near future. We received a purchase order of 10,000 units of MOTHER Bracelets® from a Japanese nursing service company, and expect that shipments will begin by December 31, 2022, subject to the manufacturing capacity of our subcontractor. .

RISK FACTORS

There have been no changes to our risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on November 14, 2022.

INDEX TO UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 (UNAUDITED AND UNREVIEWED) AND DECEMBER 31, 2021

(Yen in thousands, except share data)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥100,718	¥370,617
Accounts receivable-trade, net of allowances of ¥6,516 and ¥6,689, respectively	374,249	312,302
Accounts receivable-other, net of allowances of ¥23,447 and ¥23,338, respectively	418,299	542,988
Inventories	29,301	18,703
Prepaid expenses and other current assets	313,326	137,692
Total current assets	1,235,893	1,382,302
Property and equipment, net	412,628	424,996
Goodwill	529,939	600,329
Other intangible assets, net	371,438	391,038
Investments	53,020	53,020
Long-term accounts receivable-other, net of allowances of ¥140,126 and ¥135,066, respectively	96,838	101,898
Right-of-use asset - operating lease, net	1,881,613	1,824,095
Lease and guarantee deposits	864,232	868,159
Other assets	44,066	107,224
Total assets	¥5,489,667	¥5,753,061
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	¥230,318	¥230,899
Accrued expenses	1,051,954	865,865
Short-term and current portion of long-term borrowings	151,641	162,252
Accrued income taxes	46,312	40,721
Current portion of contract liability	96,945	104,182
Advances received	488,056	618,514
Current portion of lease liability	732,832	755,219
Mandatorily redeemable noncontrolling interests	—	148,000
Other current liabilities	364,253	270,821
Total current liabilities	3,162,311	3,196,473
Long-term borrowings - net of current portion	697,588	746,588
Deposit received	318,655	328,962
Contract liability - net of current portion	191,151	239,067
Lease liability - net of current portion	1,183,349	1,128,737
Asset retirement obligation	299,546	296,401
Other liabilities	26,951	25,176
Total liabilities	5,879,551	5,961,404
COMMITMENTS AND CONTINGENCIES (NOTE 11)
SHAREHOLDERS’ DEFICIT:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at June 30, 2022 and December 31, 2021	1,223,134	1,223,134
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at June 30, 2022 and December 31, 2021	100	100
Treasury stock, at cost- 92,500 common shares at June 30, 2022 and December 31, 2021	(3,000)	(3,000)
Additional paid-in capital	1,265,456	1,265,456
Accumulated deficit	(2,875,574)	(2,694,033)
Total shareholders' deficit	(389,884)	(208,343)
Total liabilities and shareholders' deficit	¥5,489,667	¥5,753,061

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED AND UNREVIEWED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Yen in thousands, except share and per share data)

	Six months ended June 30,
	2022	2021
Revenues:
Revenue from directly-operated salons	¥2,524,149	¥1,421,413
Franchise revenue	580,859	689,148
Other revenues	42,037	16,918
Total revenues	3,147,045	2,127,479
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2001,921	1,415,685
Cost of franchise revenue	279,223	335,458
Cost of other revenues	50,106	17,764
Selling, general and administrative expenses	969,503	840,760
Impairment loss on long-lived assets	1,173	—
Total cost of revenues and operating expenses	3,301,926	2,609,667
Operating loss	(154,881)	(482,188)
Other (expense) income:
Dividend income	2	2
Interest income	357	506
Interest expense	(5,707)	(6,683)
Gain from bargain purchases	—	1,014
Subsidies	18,677	1,065
Other, net	(17,302)	19,733
Total other (expense) income	(3,973)	15,637
Loss before income tax expense	(158,854)	(466,551)

Income tax expense	22,687	55,219

Net loss	¥(181,541)	¥(521,770)

Net loss per share attributable to shareholders of the Company
Basic	¥(37.18)	¥(107.09)
Diluted	¥(37.18)	¥(107.09)

Weighted average shares outstanding
Basic	4,882,500	4,872,224
Diluted	4,882,500	4,872,224

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT (UNAUDITED AND UNREVIEWED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	Total
Balance, December 31, 2020	4,915,000	¥1,179,313	1	¥100	92,500	¥(3,000)	¥1,018,146	¥(1,703,302)	¥491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	—	—	—	—	43,821	—	87,642
Net loss	—	—	—	—	—	—	—	(521,770)	(521,770)
Stock-based compensation	—	—	—	—	—	—	148,940	—	148,940
Balance, June 30, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,210,907	¥(2,225,072)	¥206,069
Balance, December 31, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,694,033)	¥(208,343)
Net loss	—	—	—	—	—	—	—	(181,541)	(181,541)
Balance, June 30, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,875,574)	¥(389,884)

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED AND UNREVIEWED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Yen in thousands)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	¥(181,541)	¥(521,770)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	90,418	39,631
Losses on sales of directly-owned salons to franchisees	—	49
Gains from sale of directly-owned salons	(360,521)	—
Bad debt	4,998	(4,860)
Stock-based compensation	—	148,940
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	9,020	1,967
Impairment loss on long-lived assets	1,173	—
Gain from bargain purchases	—	(1,014)
Deferred income tax expense	—	42,280
Other non-cash losses – net	8,374	847
Changes in operating assets and liabilities:
Accounts receivable-trade	50,484	72,839
Accounts receivable-other	124,578	108,981
Inventories	(10,598)	(50)
Prepaid expenses and other current assets	(92,103)	(35,395)
Lease and guarantee deposits	3,927	(16,902)
Accounts payable	(581)	(8,303)
Accrued expenses	197,339	106,131
Accrued income taxes	5,591	(30,267)
Contract liability	(55,153)	(115,531)
Advances received	(172,313)	(96,535)
Other current liabilities	106,099	597
Deposit received	(10,308)	(34,938)
Other assets and other liabilities – net	(5,266)	(4,963)
Net cash used in operating activities	(286,383)	(348,266)
Cash flows from investing activities:
Purchases of time deposits	(13,201)	(13,201)
Acquisition of investments	—	(52,520)
Acquisition of property and equipment	(40,366)	(41,370)
Cost additions to internal use software	(32,042)	(7,631)
Proceeds from sale of salons	309,941	—
Acquisition of businesses – net of cash acquired	—	(300,843)
Payment received on short-term loans receivable	225	225
Payment received on long-term accounts receivable-other	720	5,090
Net cash provided by (used in) investing activities	¥225,277	¥(410,250)

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED AND UNREVIEWED)—(CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 2022 AND 2021

 (Yen in thousands)

	Six months ended June 30,
	2022	2021
Cash flows from financing activities:
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs	¥—	¥87,642
Proceeds from short-term borrowings	50,000	—
Repayment of long-term borrowings	(110,793)	(155,502)
Payment of installment payables related to business acquisitions	—	(2,520)
Payment of deferred offering costs	—	(255,887)
Acquisition of noncontrolling interest	(148,000)	—
Net cash used in financing activities	(208,793)	(326,267)

Net decrease in cash and cash equivalents	(269,899)	(1,084,783)
Cash and cash equivalents at beginning of period	370,617	1,439,733
Cash and cash equivalents at end of period	¥100,718	¥354,950

Supplemental disclosure of cash flow information:

Cash paid during the period for:
Interest	¥3,995	¥6,733
Income taxes	17,096	43,199

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	468,473	490,342
Purchases of property and equipment included in accrued expenses	19,487	2,670
Purchases of intangible assets included in accrued expenses	4,650	2,325
Sales of salons included in accounts receivable	241,259	—

Refer to Note 4, "Leases" for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the unaudited and unreviewed condensed consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED AND UNREVIEWED)

 FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

1.  Basis of Presentation and Summary of Significant Accounting Policies

Unaudited and Unreview Condensed Consolidated Financial Statements

The condensed consolidated financial statements included herein are unreviewed and unaudited, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting.

Description of Business

MEDIROM Healthcare Technologies Inc. ("Parent") and its six subsidiaries (collectively, the "Company") are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 5 for segment information.

Relaxation Salon Segment (See Note 5 for segment information)

The Relaxation Salon Segment is the core of the Company’s business, whereby the Company owns, develops, operates, or franchises and supports relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of June 30, 2022 and December 31, 2021, it has a total of 307 and 312 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	As of June 30, 2022	As of December 31, 2021
Directly-operated	188	188
Franchised	119	124
Total	307	312

The results of operations of directly-operated salons converted to franchised salons in sale transactions with franchisees were not material either individually or in the aggregate to the unaudited and unreviewed condensed consolidated financial statements.

Digital Preventative Healthcare Segment (See Note 5 for segment information)

The Digital Preventative Healthcare Segment is a growing business line and accounted for roughly 1% of the Company’s total revenue for first half of 2022 and 2021. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing the Company’s internally-developed on-demand health monitoring smartphone application, or Lav®; MOTHER Bracelet® which works without charging.

Luxury Beauty Segment (See Note 5 for segment information)

The Luxury Beauty Segment is a new business line acquired in October 2021, and operates high brand beauty salons in the central areas of Tokyo.

Basis of Presentation

The accompanying unaudited and unreviewed condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying unaudited and unreviewed condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements. Accordingly, they do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information.

The results of operations for interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2022 or for any other future annual or interim period. The accompanying unaudited and unreviewed condensed consolidated financial information should be read in conjunction with the Company’s annual financial statements and notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on November 14, 2022.

Recent Developments and Liquidity

In the six months ended June 30, 2022, the Company experienced negative cash flows from operations. In addition, it has had losses from operations since 2020, and has had a working capital deficit and an accumulated deficit for the past two years.

In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern for one year after the Company’s unaudited and unreviewed condensed consolidated financial statements are issued. Management considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and the Company’s conditional and unconditional obligations due.

There continues to be uncertainty about the duration and extent of COVID-19’s impact. This could lead to lower sales, further relaxation salon closures, delays in development of the Company’s business, which could continue to materially affect the Company’s financial condition and results of operations. In addition, pursuant to the Settlement Act, issuers of prepaid cards are required to maintain net assets of more than ¥100 million. As of June 30, 2022, the Company’s net assets have fallen below ¥100 million under Japanese GAAP (“JGAAP”) on a standalone basis. The Company is still in consultation with the regulatory authority.

The Company expects that its cash and cash equivalents as of June 30, 2022 of ¥100,718 thousand will not be sufficient to fund its operating expenses, capital expenditure requirements, and debt service obligations for the twelve months after the condensed consolidated financial statements are issued and that the Company would require additional capital. Management believes it will be able to raise capital in the short-term through the sales of directly-owned salons, which represent 54.4% of the total number of Company’s directly-operated salons as of June 30, 2022. The Company sold 14 directly-owned salons for an aggregate of proceeds of ¥431,845 thousand in the six months ended June 30, 2022. The Company has identified additional directly-owned salons in 2022 and 2023 for sale and is currently marketing them to investors. The Company believes this model will provide upfront capital as well as maximize the return on capital investment in the relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by the Company.

On December 9, 2022, the Company announced the entry into a Capital Alliance Agreement with Kufu Company Inc. and an agreement to issue convertible corporate bonds in the aggregate principal amount of JPY500 million to Kufu Company Inc., which transaction is expected to close on December 28, 2022, after the mandatory public notification period under Japanese law, and subject to the satisfaction or waiver of certain closing conditions, which include the filing of this interim report for the six months ended June 30, 2022.

The Company may also consider obtaining additional financing through the issuance of the common stock or through other equity or debt financings, and the Company may also look into refinancing the existing debt obligations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful.

In addition, the Company expects to become ready for large-scale production of MOTHER Bracelet® in the near future. The Company received a purchase order of 10,000 units of MOTHER Bracelets® from a Japanese nursing service company, and expects that shipments will begin by December 31, 2022, subject to the manufacturing capacity of our subcontractor.

Consolidation and Variable Interest Entities

The condensed consolidated financial statements for the six months ended June 30, 2022 include the accounts of Parent and the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), and Medirom Human Resources Inc. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of June 30, 2022 and December 31, 2021.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 —  Basis of Presentation and Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on November 14, 2022. There have been no material changes to the significant accounting policies during the six months ended June 30, 2022.

Recently Adopted Accounting Pronouncements

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. The Company has adopted this standard effective January 1, 2022. The adoption of this standard did not have a material effect on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. As a result, Topic 326 is effective for interim and annual reporting periods beginning in 2023. The Company is currently evaluating the impact of the adoption of the new standard on its consolidated financial statements.

2.  Goodwill

The following table shows changes in carrying amount of goodwill for the six months ended June 30, 2022:

Thousands of Yen
Balance at December 31, 2021	¥600,329
Sale of directly-owned salons, and closure of directly-owned salons	(70,390)
Balance at June 30, 2022	¥529,939

The Company concluded that there were no triggering events requiring an impairment assessment during the six months ended June 30, 2022. The Company continues to evaluate the impact of macroeconomic conditions including, but not limited to, the impact of the COVID-19 pandemic.

3.  Short-term and Long-term Borrowings

Short-term borrowings consists of a corporate bond as of June 30, 2022. On May 10, 2022, the Company issued the unsecured corporate bond with an aggregate principal amount of ¥50,000 thousand due on August 15, 2022 at an annual interest rate of 5% without any collateral. Kazuyoshi Takahashi, the representative director of ZACC, underwrote the Company’s corporate bond.

The Company has long-term borrowings with financial institutions. Some borrowings are secured. As of June 30, 2022, time deposits with an aggregating book value of ¥90,526 thousand are pledged as collateral which is included in prepaid expenses and other current assets in the condensed consolidated balance sheets. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. As of June 30, 2022 and December 31, 2021, the borrowings accrue interest using fixed interest rates of 0.21% – 3.30% and 0.21% – 3.98% per annum, respectively. Debt issuance costs related to these borrowings are immaterial.

The carrying value of long-term borrowings as of June 30, 2022 and December 31, 2021 are as follow:

	Thousands of Yen
	As of June 30, 2022	As of December 31, 2021
Borrowings (Due through 2035 with weighted average interest rates of 0.40% as of June 30, 2022, due through 2035 with weighted average interest rates of 0.66% as of December 31, 2021)	¥799,229	¥908,840
Current portion of long-term borrowings	(101,641)	(162,252)
Long-term borrowings - net of current portion	¥697,588	¥746,588

As of June 30, 2022 and December 31, 2021, the carrying value is comprised of the principal amount of ¥802,693 thousand and ¥913,486 thousand less a fair value valuation discount of ¥3,464 thousand and ¥4,646 thousand, respectively. The fair value valuation discount is being amortized over the borrowing terms and ¥1,182 thousand of amortization was recorded through interest expense for the six months ended June 30, 2022.

The following is a summary of maturities of long-term borrowings subsequent to June 30, 2022:

Thousands of Yen
Year ending December 31:
2022 (remainder)	¥67,478
2023	97,720
2024	96,189
2025	83,089
2026	94,587
2027 and thereafter	360,166
Total	¥799,229

The Company has long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of June 30, 2022) is a guarantor for ten bank loans on behalf of Parent. As of June 30, 2022, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥244,235 thousand. Kazuyoshi Takahashi, the representative director of ZACC as of June 30, 2022), is the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of June 30, 2022, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥90,053 thousand. None of the borrowing agreements contain any financial covenants.

4.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of June 30, 2022 and 2021, the Company had 230 and 230 leased salons, respectively, of which 109 and 120 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the six months ended June 30, 2022 and 2021.

The table below summarizes the components of operating lease costs related to operating leases:

	Thousands of Yen
	Six Months Ended June 30,
	2022	2021
Fixed lease cost (a)	¥442,251	¥386,992
Variable lease cost (b)	18,886	13,789
Short-term cost	11,620	18,170
Total	¥472,757	¥418,951

(a)	This includes the amount of ¥192,563 thousand and ¥217,083 thousand recoverable from sublessees for the six months ended June 30, 2022 and 2021, respectively.
(b)	This includes the amount of ¥10,519 thousand and ¥7,961 thousand recoverable from sublessees for the six months ended June 30, 2022 and 2021, respectively.

There are no sale-and leaseback transactions conducted in the six months ended June 30, 2022 and 2021.

Supplementary information on cash flow and other information for leasing activities for the six months ended June 30, 2022 and 2021 are as follows:

	Thousands of Yen
	Six Months Ended June 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥479,278	¥391,650
Right-of-use assets obtained in exchange for lease liabilities	468,473	490,342
Weighted average remaining lease term (in years)	3.3	2.9
Weighted average discount rate	1.64%	1.45%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to June 30, 2022 are as follows:

Thousands of Yen
Year ending December 31:
2022 (remainder)	¥402,252
2023	626,828
2024	396,463
2025	243,151
2026	156,605
2027 and thereafter	161,118
Total	1,986,417
Less: Interest component	(70,236)
Present value of minimum lease payments	¥1,916,181

The amount of ¥732,832 thousand and ¥1,183,349 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the condensed consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the six months ended June 30, 2022 and 2021, and included in franchise revenues:

	Thousands of Yen
	Six Months Ended June 30,
	2022	2021
Fixed sublease income	¥192,563	¥217,083
Variable sublease income	10,519	7,961
Total	¥203,082	¥225,044

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to June 30, 2022 are as follows:

Thousands of Yen
Year ending December 31:
2022 (remainder)	¥161,008
2023	266,966
2024	133,232
2025	59,658
2026	34,295
2027 and thereafter	32,896
Total	¥688,055

There are no lease transactions classified as sale-type leases and direct financing leases for the six months ended June 30, 2022 and 2021.

5.  Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company's Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

Information about operating results for each segment for the six months ended June 30, 2022 and 2021 is as follows:

	Thousands of Yen
	Relaxation Salon	Digital Preventive Healthcare	Luxury Beauty	Corporate and elimination	Consolidated
Six months ended June 30, 2022
Revenues	¥2,816,324	¥42,037	¥288,684	¥—	¥3,147,045
Operating income (loss)	453,486	(102,341)	(36,473)	(469,553)	(154,881)
Depreciation and amortization	46,057	11,736	21,123	11,502	90,418

Six months ended June 30, 2021
Revenues	¥2,110,561	¥16,918	¥—	¥—	¥2,127,479
Operating income (loss)	93,852	(65,004)	—	(511,036)	(482,188)
Depreciation and amortization	25,345	4,201	—	10,085	39,631

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the six months ended June 30, 2022 and 2021.

6.  Income Taxes

The Company’s effective income tax rate for the six months ended June 30, 2022 and 2021 was (14.3)% and (11.8)%, respectively. The Company evaluates its effective income tax rate at each interim period and adjust it as facts and circumstances warrant. The difference between income taxes computed at the Japanese statutory rate and reported income taxes for the six months ended June 30, 2022 and 2021 was primarily related to the impact of the valuation allowance and inhabitant tax-per capita.

At June 30, 2022 and December 31, 2021, current unrecognized tax benefit is not material in amount. The Company is not expecting the amount of unrecognized tax benefits to materially change within the next 12 months after June 30, 2022.

7.  Revenue Recognition

Disaggregation of revenue

For the six months ended June 2022 and 2021, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
Revenue Stream*	Relaxation Salon	Digital Preventive Healthcare	Luxury Beauty	Consolidated
Six months ended June 30, 2022
Revenue from directly-operated salons	¥1,803,620	¥—	¥288,684	¥2,092,304
Revenue from the sale of directly-owned salons	431,845	—	—	431,845
Franchise fees	61,639	—	—	61,639
Royalty income	102,743	—	—	102,743
Staffing service revenue	115,150	—	—	115,150
Sublease revenue	203,082	—	—	203,082
Other franchise revenues	98,245	—	—	98,245
Other revenues	—	42,037	—	42,037
Total revenues	¥2,816,324	¥42,037	¥288,684	¥3,147,045

	Thousands of Yen
Revenue Stream*	Relaxation Salon	Digital Preventive Healthcare	Luxury Beauty	Consolidated
Six months ended June 30, 2021
Revenue from directly-operated salons	¥1,421,413	¥—	¥—	¥1,421,413
Franchise fees	125,513	—	—	125,513
Royalty income	99,534	—	—	99,534
Staffing service revenue	126,734	—	—	126,734
Sublease revenue	225,044	—	—	225,044
Other franchise revenues	112,323	—	—	112,323
Other revenues	—	16,918	—	16,918
Total revenues	¥2,110,561	¥16,918	¥—	¥2,127,479

*	All revenue streams are recognized over time, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	June 30,	December 31,
	2022	2021	Balance sheet classification
Receivables	¥374,249	¥312,302	Accounts receivable-trade, net

Contract liabilities:
Current	96,945	104,182	Current portion of contract liability
Long-term	191,151	239,067	Contract liability - net of current portion
Total	¥288,096	¥343,249

Prepaid card liability	¥348,278	¥509,355	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the period, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are expected services are expected to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of June 30, 2022, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the condensed consolidated balance sheets.

Changes in the Company’s contract liabilities for the six months ended June 30, 2022 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2021	¥343,249
Revenues recognized during 2022 which were included in the contract liabilities balance at December 31, 2021	(61,011)
Remaining amounts at June 30, 2022 which were newly recognized as contract liabilities during 2022	5,858
Balance at June 30, 2022	¥288,096

For the six months ended June 30, 2022, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of June 30, 2022 is as follows:

Thousands of Yen
Year ending December 31:
2022 (remainder)	¥47,822
2023	95,467
2024	85,229
2025	44,501
2026	12,122
2027 and thereafter	2,955
Total	¥288,096

8.  Loss Per Share

Loss per common share is allocated based on each right of common stock and Class A common stock. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net loss attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net loss and weighted average number of common shares outstanding used for the computation of basic loss per common share for the six months ended June 30, 2022 and 2021 are as follows:

	Six Months Ended June 30,
	2022		2021
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Loss (Numerator)
Net loss attributable to shareholders of the Company	¥(181,541)	—	¥(521,770)	—

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,882,500	1	4,872,224	1
Effect of dilutive instruments:
Stock options	—	—	—	—
Weighted average common shares for diluted computation	4,882,500	1	4,872,224	1

Loss per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic	¥(37.18)	¥(37.18)	¥(107.09)	¥(107.09)
Diluted	¥(37.18)	¥(37.18)	¥(107.09)	¥(107.09)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 595,450 shares and 608,500 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the six months ended June 30, 2022 and 2021, respectively because the effect of inclusion would have been anti-dilutive.

9.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company's financial instruments at June 30, 2022 and December 31, 2021 are set forth below:

The following summary excludes cash and cash equivalents, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, short-term and current portion of long-term borrowings, accounts payable, accrued expenses, accrued income taxes, mandatorily redeemable noncontrolling interests, deposit received and operating lease liability for which fair values approximate their carrying amounts.

	Thousands of Yen
	As of June 30, 2022		As of December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term borrowings - net of current portion	¥(697,588)	¥(702,227)	¥(746,588)	¥(759,185)

The following methods and assumptions are used to estimate the fair value in the above table.

Borrowings

The Company's borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The classification of levels is fully described in Note 10.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment; therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on "recurring" basis for the six months ended June 30, 2022.

Long-lived assets and liabilities that have been measured at fair value on "nonrecurring" basis include leasehold improvements, right-of-use assets — operating lease, trademark, and reacquired franchise rights. Assets and liabilities measured at fair value on "nonrecurring" basis as of June 30, 2022 and December 31, 2021 are as follows:

	Thousands of Yen
				Impairment
	Level 1	Level 2	Level 3	loss
Six months ended June 30, 2022
Assets
Leasehold improvements	¥—	¥—	¥340,805	¥799
Right-of-use asset - operating lease	—	—	1,881,613	374
Total	¥—	¥—	¥2,222,418	¥1,173

Year ended December 31, 2021
Assets
Leasehold improvements	¥—	¥—	¥359,376	¥3,165
Right-of-use asset - operating lease	—	—	1,824,095	20,979
Trademark	—	—	153,458	38,922
Reacquired franchise rights	—	—	8,639	145
Total	¥—	¥—	¥2,345,568	¥63,211

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company's primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon's long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company's assumptions. These cash flows are then discounted at the reporting unit's calculated weighted average cost of capital ("WACC") of 11.3% – 21.0%. The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust the Company’s determination of fair value in the future.

For the six months ended June 30, 2022, the Company recognized impairment loss of ¥1,173 thousand on leasehold improvements and right-of-use asset — operating lease directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

11.  Commitments and Contingencies

Operating leases

The Company mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 4 "Leases" for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases.

Short-term and long-term borrowings

The Company has short-term and long-term borrowings that are primarily made under general agreements. Refer to Note 3 "Short-term and Long-term Borrowings" for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company's potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company's condensed consolidated financial position, results of operations, or cash flows.

12.  Related Party Transactions

Transactions with the Company’s director

Akira Nojima, Company’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of June 30, 2022 and December 31, 2021, the outstanding accrued expenses to Kabushiki Kaisha No Track are ¥55 thousand and ¥110 thousand (included in accrued expenses), respectively. For the six months ended June 30, 2022 and 2021, the Company paid consulting fees of ¥300 thousand and ¥300 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, respectively.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.58% and 0.58% of common stock as of June 30, 2022 and December 31, 2021, respectively), is the sole owner of Kabushiki Kaisha LTW.

As of December 31, 2021, the outstanding accrued expenses to Kabushiki Kaisha LTW are ¥330 thousand (included in accrued expenses). For the six months ended June 30, 2022 and 2021, the Company paid consulting fees of ¥1,800 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, respectively.

Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor with respect to some of the Company’s borrowings. See Note 3, “Short-term and Long-term Borrowings” for more detail. Mr. Takahashi also underwrote the Company’s corporate bond of ¥50,000 thousand issued on May 10, 2022. The maturity date was August 15, 2022 at an annual interest rate of 5% without any collateral. On August 15, 2022, he underwrote the Company’s second corporate bond of ¥40,000 thousand to be matured on December 31, 2022, with all the other conditions substantially the same as the first bond.

Transactions with the Company's corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.00% and 0.36% of common stock as of June 30, 2022 and December 31, 2021, respectively), is the president and representative director of Ebis 20 Co., Ltd.

As of December 31, 2021, the outstanding accrued expenses to Ebis 20 Co., Ltd are ¥110 thousand (included in accrued expenses). For the six months ended June 30, 2022 and 2021, the Company paid consulting fees of ¥600 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Ebis 20 Co., Ltd, respectively.

13.  Subsequent Events

Acquisition of a relaxation salon

During the period from July 1, 2022, to December 27, 2022, the Company acquired three relaxation salon from the Company's franchisee located in Japan for consideration of ¥19,257 thousand. The results of operations, assets and liabilities of this acquired relaxation salon are expected to be included in the consolidated financial statements from the date of acquisition during 2022.

Issuance of a corporate bond

On August 31, 2022, the Company issued a corporate bond to help with short-term capital needs and received proceeds of ¥40,000 thousand based on the face value of the bond. The maturity date of the corporate bond is December 31, 2022.

Issuance of unsecured convertible-type corporate bonds with share options

On December 9, 2022, the Company announced the entry into a Capital Alliance Agreement with Kufu Company Inc. and an agreement to issue convertible corporate bonds in the aggregate principal amount of JPY500 million to Kufu Company Inc., which transaction is expected to close on December 28, 2022, after the mandatory public notification period under Japanese law, and subject to the satisfaction or waiver of certain closing conditions, which include the filing of this interim report for the six months ended June 30, 2022 by the Company.